Milbank LLP

55 Hudson Yards, 30th Floor

New York, New York 10001

January 15, 2021

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hudson Executive Investment Corp. II
Registration Statement on Form S-1
Filed December 31, 2020
File No. 333-251848

Dear Staff of the Division of Corporate Finance:

On behalf of Hudson Executive Investment Corp. II (the “Company”), a Delaware corporation, we filed via EDGAR the accompanying Amendment No. 1 to the registration statement on Form S-1 (“Amendment No. 1”) of the Company and other exhibits thereto, and have separately forwarded copies of Amendment No. 1 to you, marked to indicate changes to the Registration Statement on Form S-1 as filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2020.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from the Division of Corporate Finance, dated January 14, 2021 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1.

The Company has asked us to convey the following as its responses to the Staff:

General

1.

Given the length of your risk factor section, please revise your disclosure in the forepart of the registration statement and under “Risk Factors” to comply with the requirements of Regulation S-K Item 105.

Response to Comment 1

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1. Please see pages 30-31 of Amendment No. 1.

2.

You disclose at page 59 of your registration statement that the exclusive forum provision of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. However, Section 9.3 of the warrant agreement is silent in this regard. If this provision does not apply to actions arising under the Exchange Act, please ensure that the provision in the warrant agreement states this clearly.

Response to Comment 2

In response to the Staff’s comment, the Company has revised the Form of Warrant Agreement to match the disclosure in the registration statement. Please see Section 9.3 of Exhibit 4.4 to Amendment No. 1.

Index to Financial Statements, page F-1

3.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response to Comment 3

In response to the Staff’s comment, the Company has included updated financial statements, together with the related disclosure and auditor consent, in Amendment No. 1, in accordance with Rule 8-08 of Regulation S-X.

Statement of Changes in Stockholder’s Equity, page F-5

4.	Please revise to include the amounts of Class B Common Stock and Additional Paid-in Capital related to the shares issued to your Sponsor.

Response to Comment 4

In response to the Staff’s comment, the Company has revised page F-5 to include the missing information. Please see page F-5 to Amendment No. 1.

*        *         *

Conclusion

We thank the Staff for its attention and we look forward to hearing from you regarding Amendment No. 1. If I can be of any assistance during the staff’s review of the enclosed Amendment No. 1, please contact me by telephone at (212) 530-5022, by facsimile at (212) 822-5022 or by e-mail at rdmiller@milbank.com.

Very truly yours,

/s/ Rod Miller, Esq.

Copies to:

Douglas Bergeron, Chief Executive Officer, Hudson Executive Investment Corp. II

Jonathan Dobres, Chief Financial Officer, Hudson Executive Investment Corp. II

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